

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05002163

January 18, 2005

J. Christopher Clifton
Assistant Counsel
Corporate Law Department
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/18/2005

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2004

Dear Mr. Clifton:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to PPG by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Ken Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

79879



PPG Industries

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272-0001 USA

Telephone: (412) 434-3312
Facsimile: (412) 434-2490
Email: cclifton@ppg.com

J. Christopher Clifton
Assistant Counsel
Corporate Law Department

December 10, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

PPG Industries, Inc. ("PPG") has received a letter dated November 4, 2004, from the Sheet Metal Workers' National Pension Fund (the "Proponent") containing a shareholder proposal (the "Proposal") for inclusion in PPG's proxy materials in respect of PPG's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal requests that the 2005 Proxy Materials include the following proposed resolution:

> "**Resolved:** That the shareholders of PPG Industries, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives..."

This letter is to inform you of our intention to exclude the Proposal from the 2005 Proxy Materials in reliance upon Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and to request your concurrence with our view that the Proposal is properly excludable and your assurance that enforcement action will not be recommended if we omit the Proposal from the 2005 Proxy Materials. Specifically, we believe the Proposal may be excluded pursuant to Rules 14a-8(i)(10) and 14a-8(b)(2) for the reasons discussed below.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin 14 (CF), enclosed herewith are five additional copies of this letter, six copies of the Proposal and six copies of all other correspondence that has been exchanged between the Proponent and PPG. In addition, please be advised that, pursuant to Rule 14a-8(j), a copy of this letter, together with a copy of each of the other enclosures described above, is being mailed on the date hereof to the Proponent. Lastly, please be advised that we intend to file our definitive proxy statement and form of proxy in respect of our 2005 Annual Meeting of Shareholders on or after March 4, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before PPG files such materials with the Commission.

DISCUSSION:

The Proposal Has Already Been Substantially Implemented (Rule 14a-8(i)(10))

The Proposal requests "that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives" that includes operational performance-vesting measures and time-based vesting. Pursuant to Rule 14a-8(i)(10), a shareholder proposal may be properly excluded from a company's proxy materials "if the company has already substantially implemented the proposal." Thus, the relevant question for determining whether the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10) is whether the Proposal has been "substantially implemented" by PPG. We believe that we have satisfied the substantial implementation test of Rule 14a-8(i)(10) for the reasons discussed below.

The philosophy of PPG's Officers-Directors Compensation Committee (the "Committee") as described in PPG's 2004 proxy statement is that "the interests of PPG and its shareholders require attracting and retaining the best possible executive talent, motivating executives to achieve goals which support business strategies and linking executive and shareholder interests. The Committee believes this is generally best accomplished by competitively compensating the executives, while having a significant portion of their total compensation variable and related to the performance of [PPG] against established goals and to their overall personal performance in directing the enterprise. The Committee has established long-term incentive programs that motivate key employees to invest in [PPG] stock and to cause [PPG] to grow and profit, provide compensation levels competitive with opportunities available elsewhere in industry and encourage key employees to continue in the employ of [PPG]."

Consistent with the foregoing philosophy, the PPG Industries, Inc. Executive Officers' Long Term Incentive Plan (formerly known as the PPG Industries, Inc. Executive Officers' Total Shareholder Return Plan) and the PPG Industries, Inc. Long Term Incentive Plan (formerly known as the PPG Industries, Inc. Total Shareholder Return Plan for Key Employees) (collectively, the "LTIP Plans") now specifically provide for grants of performance and time-based restricted stock units ("RSUs") for senior executives. RSU grants will be made at the beginning of three-year grant periods and will vest and become payable (in shares of PPG common stock or cash or a combination of both) at the end of such period if and only if PPG meets specific performance targets during the three-year grant period.

To satisfy the performance vesting criteria, PPG must achieve a target level of growth in earnings per share or a target level of cash flow return on capital during the three-year grant period. If the performance targets are not met in any of the three years during the grant period, the value of the RSU grants will be zero and no payouts in respect thereof will be made. Based on the foregoing, we believe the Proposal has been substantially implemented by virtue of our substantial compliance with the essential elements of the Proposal. Specifically, because RSU grants under PPG's LTIP Plans include both performance-based and time-based vesting criteria and may be settled in shares of PPG stock, we believe we have satisfied the substantial implementation test of Rule 14a-8(i)(10).

In support of our assertion that we have satisfied the substantial implementation test of Rule 14a-8(i)(10), we direct your attention to Intel Corporation (March 11, 2003), Archon Corporation (March 10, 2003), E.I. du Pont de Nemours and Company (February 18, 2003) and PPG Industries, Inc. (January 19, 2004), wherein the Division stated that it would not recommend enforcement action based upon the proposal at issue having already been substantially implemented.

Proponent Failed to Provide Verification of Stock Ownership in a Timely Manner (Rule 14a-8(b)(2))

Rule 14a-8(b)(1) requires the Proponent to have continuously held at least $2,000 in market value, or 1%, of PPG's common stock for at least one year by the date the Proponent submitted its proposal. The Proponent submitted its proposal via facsimile transmission on Thursday, November 4, 2004, and PPG received an original hardcopy of the proposal via overnight mail on Friday, November 5, 2004 (the "Deadline Date"), representing the deadline date for timely submitted proposals as set forth in PPG's 2004 proxy statement and calculated in accordance with Rule 14a-8(e)(2). A copy of the facsimile transmission (the "Faxed Proposal") and the mailed original hardcopy (the "Mailed Proposal") is attached hereto.

In order to establish eligibility to submit a proposal pursuant to Rule 14a-8(b)(1), the Proponent was required to prove its eligibility to PPG pursuant to Rule 14a-8(b)(2) because the Proponent was not the registered holder of the securities it claimed to own. Rule 14a-8(b)(2) reads in relevant part as follows:

> "If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. ***In this case, at the time you submit your proposal, you must prove your eligibility to the company...*** " Emphasis added.

The Proponent is not the registered holder of any PPG securities and failed to comply with Rule 14a-8(b)(2) because proof of the Proponent's stock ownership was not submitted <u>at the time the Proponent submitted its proposal</u>. In fact, the Proponent specifically stated in the Faxed Proposal and the Mailed Proposal that "[t]he record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." Such verification was not received by PPG, however, until Monday, November 8, 2004 – three days after the Deadline Date. (See the attached letter from the Bank of New York dated November 5, 2004, that was stamped received by the PPG Law Department on November 8, 2004. Please note that this letter was not transmitted by facsimile on November 5, 2004, but instead was sent via overnight courier on November 5, 2004, and delivered to PPG on November 8, 2004.) Because the Proponent failed to submit proof of the Proponent's stock ownership at the time the Proponent submitted its proposal, the Proponent failed to comply with Rule 14a-8(b)(2) and, as a result, the proposal may be properly excluded from the 2005 Proxy Materials.

In addition, please note that PPG was under no obligation to provide a notice of deficiency pursuant to Rule 14a-8(f) because Rule 14a-8(f) specifically provides that "[a] company need not provide [a] notice of deficiency if the deficiency cannot be remedied, such as if [a proponent] fail[s] to submit a proposal by the company's properly determined deadline." Here, the failure of the Proponent to provide proof of eligibility at the time the Proponent submitted its proposal cannot be remedied not only because such proof was not submitted with the Proponent's proposal, but also because such proof was not received until after the Deadline Date.

CONCLUSION

We believe that the Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has already been substantially implemented by PPG. We also believe that the Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(b)(2) because (x) the Proponent failed to provide proof of eligibility to submit a proposal at the time the Proponent submitted its proposal and (y) proof of eligibility was not received by PPG until after the Deadline Date. Accordingly, we hereby respectfully request your concurrence with our view that the Proposal is properly excludable and your assurance that enforcement action will not be recommended if we omit the Proposal from the 2005 Proxy Materials.

Thank you for your time and attention to this matter. We look forward to your response.

Yours very truly,



J. Christopher Clifton

Enclosures

cc: Mr. Ken Colombo - Sheet Metal Workers' National Pension Fund
Mr. Craig Rosenberg – ProxyVote Plus

SHEET METAL WORKERS' NATIONAL PENSION FUND



FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Chris Clifton, Secretary	Ken Colombo
COMPANY: PPG Industries, Inc.	DATE: November 4, 2004
FAX NUMBER: (412) 434-2490	TOTAL NO. OF PAGES INCLUDING COVER: 5
PHONE NUMBER: (412) 434-3312	CC: Craig Rosenberg (847) 501-2942
RE: Shareholder Resolution	

☒ ***URGENT*** ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

601 N. FAIRFAX STREET, SUITE 500,
ALEXANDRIA, VA 22314
(703)739-7021 OR
(703) 739-7856 FAX

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via facsimile to (412) 434-2490 and via UPS]

November 4, 2004

Chris Clifton
Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Performance and Time-Based Restricted Shares Proposal

Dear Chris Clifton:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PPG Industries, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to a performance and time-based restricted share program. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 5300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to tie equity compensation to meaningful operational performance beyond stock price performance through a performance and time-based restricted share grant program for senior executives.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

Ken Colombo/kfw

Ken Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Performance and Time-Based Restricted Shares Proposal

Resolved: That the shareholders of PPG Industries, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks. We believe that performance and time-vesting restricted shares should be an important component of such a program. In our opinion, performance and time-based restricted shares provide an effective means to tie equity compensation to meaningful operational performance beyond stock price performance.

A well-designed restricted share program can serve to help focus senior executives on achieving strong operational performance as measured over several years in areas determined by the Board to be important to the long-term success of the Company. The use of operational performance measures in a restricted share program can serve to complement the stock price performance measures common in senior executive equity compensation plans. In addition to operational performance requirements, time vesting requirements of at least three years will help reinforce the long-term performance orientation of the plan.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the performance criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this important executive compensation reform.

SHEET METAL WORKERS' NATIONAL PENSION FUND




RECEIVED
NOV 5 2004
LAW DEPARTMENT

[Sent via facsimile to (412) 434-2490 and via UPS]

November 4, 2004

Chris Clifton
Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Performance and Time-Based Restricted Shares Proposal

Dear Chris Clifton:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the PPG Industries, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to a performance and time-based restricted share program. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 5300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to tie equity compensation to meaningful operational performance beyond stock price performance through a performance and time-based restricted share grant program for senior executives.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,



Ken Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Performance and Time-Based Restricted Shares Proposal

Resolved: That the shareholders of PPG Industries, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks. We believe that performance and time-vesting restricted shares should be an important component of such a program. In our opinion, performance and time-based restricted shares provide an effective means to tie equity compensation to meaningful operational performance beyond stock price performance.

A well-designed restricted share program can serve to help focus senior executives on achieving strong operational performance as measured over several years in areas determined by the Board to be important to the long-term success of the Company. The use of operational performance measures in a restricted share program can serve to complement the stock price performance measures common in senior executive equity compensation plans. In addition to operational performance requirements, time vesting requirements of at least three years will help reinforce the long-term performance orientation of the plan.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the performance criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this important executive compensation reform.

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

VIA OVERNIGHT MAIL

November 5, 2004

Chris Clifton, Secretary
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

Re: Sheet Metal Workers' National Pension Fund

Dear Mr. Clifton

This letter will serve as formal confirmation that the Sheet Metal Workers' National Pension Fund is the beneficial owner of 5,300 shares of PPG common stock. Please be advised that these shares have been held for more than one year and are registered in The Bank of New York's DTC nominee name of Cede & Co., and are held in account 831363. The security position has a market value in excess $2,000.

If you have any questions or require additional information, please do not hesitate to call me directly at (212) 635-8776.

Very truly yours,



J. P. Kupper
Assistant Vice President
The Bank of New York as Custodian
for the Sheet Metal Workers' National Pension Fund

cc: Mr. Ken Colombo


RECEIVED
NOV 8
LAW DEPAR



HISTORY OF TRANSACTIONS LIST AS OF 11/04/04 POSTINGS OF 01/01/01 - 11/05/04

ACCT 831363 SHEET METAL WKRS NPF - S&P 500 INDEX FD REPORT TYPE: A, CUSIP # 693506107

POST-DTE	TYPE	RG	UNITS	DESCRIPTIONS	INC CASH	PRIN CASH
08/06/03	SALE	09	600.00	PPG INDUSTRIES INC @ 55.58 MERRILL LYNCH PIERCE FENNER & CUS # 693506107 SEC # 6734700 ITC: 000 PTC: 800 CP: 0 B/C: ZERO DC: 40 TRN#:032180358 TD/DOR:08/01/03 CSD:08/06/03	.00	33,340.43
09/12/03	DIV	09	5,200.00	PPG INDUSTRIES INC RATE: 0.4300000 RD:08/11/03 EX:08/07/03 CUS # 693506107 SEC # 6734700 ITC: 010 PTC: 000 CP: B/C: ZERO DC: 40 TRN#:032550019	2,236.00	.00
12/12/03		09	5,200.00	PPG INDUSTRIES INC RATE: 0.4400000 RD:11/10/03 EX:11/06/03 SUBSTITUTE DIVIDEND CUS # 693506107 SEC # 6734700 ITC: 713 PTC: 000 CP: B/C: ZERO DC: 40 TRN#:033460025	2,288.00	.00
03/12/04	DIV	09	5,200.00	PPG INDUSTRIES INC RATE: 0.4400000 RD:02/17/04 EX:02/12/04 CUS # 693506107 SEC # 6734700 ITC: 010 PTC: 000 CP: B/C: ZERO DC: 40 TRN#:040720013	2,288.00	.00
03/24/04	PURCH	09	100.00	PPG INDUSTRIES INC @ 56.17 MONTGOMERY SECURITIES CUS # 693506107 SEC # 6734700 ITC: 000 PTC: 960 CP: 0 B/C: ZERO DC: 40 TRN#:040840064 TD/DOR:03/19/04 CSD:03/24/04	.00DR	5,617.00DR
06/11/04	DIV	09	5,300.00	PPG INDUSTRIES INC RATE: 0.4500000 RD:05/10/04 EX:05/06/04 CUS # 693506107 SEC # 6734700 ITC: 010 PTC: 000 CP: B/C: ZERO DC: 40 TRN#:041630013	2,385.00	.00
09/10/04	DIV	09	5,300.00	PPG INDUSTRIES INC RATE: 0.4500000 RD:08/10/04 EX:08/06/04 CUS # 693506107 SEC # 6734700 ITC: 010 PTC: 000 CP: B/C: ZERO DC: 40 TRN#:042540028	2,385.00	.00

END OF REPORT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PPG Industries, Inc.
Incoming letter dated December 10, 2004

The proposal requests that the board of directors' compensation committee adopt a performance and time-based restricted share grant program for senior executives that includes features specified in the proposal.

We are unable to concur in your view that PPG may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that PPG may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that PPG may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PPG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sukjoon Richard Lee
Attorney-Advisor